                             Sky Way Aircraft, Inc.
                                  Clearwater FL

May 22, 2003

US Securities and Exchange Commission
450 5th St NW
Washington DC 20549

Re:      Sky Way Aircraft, Inc.
         Registration Statement on Form SB-2
         File No.  333-92336

Dear Sirs:

Please withdraw the above registration statement.

The reason for the withdrawal is the potential merger between the Registrant and
Sky Way Communications Holding Corp.  No securities were issued under this registration statement.

Sincerely,

/s/ Jim Kent
    Jim Kent, President